BC FORM 45-902F (Formerly Form 20)

Securities Act

Report Of Exempt Distribution

1.   State the full name, address and telephone number of the issuer of the security distributed.

Rubicon Minerals Corporation
Name of issuer
888 – 1100 Melville Street, Vancouver, BC, V6E 4A6
Address
(604) 623-3333
Telephone Number

2.   State whether the issuer is or is not a reporting issuer and, if reporting, the jurisdictions in which it is reporting.

The issuer is a reporting issuer in British Columbia, Alberta, Ontario and Quebec.

3.   State whether the issuer is listed on any stock exchange or trading or quotation system and, if so, which stock exchange or trading or quotation system.

The issuer is listed on the TSX Venture Exchange.

4.   Describe the type of security and the aggregate number distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date.

34,000 common shares.

5.   Provide the following information for each type of security distributed. Consult Multilateral Instrument 45-102 *Resale of Securities* to determine what restricted or seasoning period applies to the security.

Full name of Purchaser and municipality and jurisdiction of residence	Number of Securities Purchased	Date of Distribution	Price Per security/total purchase price (Canadian $)	Exemption relied on	Length of any restricted or seasoning period
Roland Quinlan Birchy Bay, Newfoundland	12,333 Common Shares	May 13, 2003	$0.87/$10,729.71	Section 74(2)(18)	4 months
Eddie Quinlan Birchy Bay, Newfoundland	9,334 Common Shares	May 13, 2003	$0.87/$8,120.58	Section 74(2)(18)	4 months

Full name of Purchaser and municipality and jurisdiction of residence	Number of Securities Purchased	Date of Distribution	Price Per security/total purchase price (Canadian $)	Exemption relied on	Length of any restricted or seasoning period
Larry Quinlan Birchy Bay, Newfoundland	12,333 Common Shares	May 13, 2003	$0.87/$10,729.71	Section 74(2)(18)	4 months

6.   Disclose the following information in a schedule to the Form 45-902F. The information in the schedule is not available to the public.

Full name and residential address of purchaser	Telephone number and e-mail address of purchaser	Type of security and number purchased	Exemption relied on
See attached schedule			

7.   State the total dollar value (Canadian $) of the securities distributed by the issuer to purchasers resident in British Columbia. This total dollar value must be used for calculating the fee payable for filing this report with the British Columbia Securities Commission.

N/A

8.   Provide the following information for each person who is being compensated in connection with the distribution(s) of the security. When disclosing compensation paid or to be paid, include discounts, commissions or other fees or payments of a similar nature directly related to the distribution. Do not include payments for services incidental to the trade, such as clerical, printing, legal or accounting services.

If the compensation is in the form of a security, include the exemption under which the security is being distributed. If the security is being distributed on a later date, the issuer must file a separate Report of Distribution with the applicable filing fee.

Name and address of person being compensated	Compensation paid (number and type of security and/or cash amount (Canadian $)	Price Per Share (Canadian $)
N/A		

The undersigned hereby certifies that the statements made in this report and in any schedule to this report are true and correct.

DATED at Vancouver, British Columbia this 21st day of May, 2003.

Rubicon Minerals Corporation
Name of issuer *(please print)*

Signature of authorized signatory

David W. Adamson, President & CEO
Name and office of authorized signatory
(please print)

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A RECORD REQUIRED TO BE FILED OR PROVIDED UNDER THE *SECURITIES ACT* OR *SECURITIES RULES* THAT, AT THE TIME AND IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

INSTRUCTIONS:

File this report with the British Columbia Securities Commission on or before the 10th day after the distribution of the security with a completed Fee Checklist and the required fee. In order to determine the fee payable, consult item 19 of section 22 of the *Securities Regulation*, R.B.C. Reg. 196/97, as amended. For calculating the fee payable, use the total dollar value of the securities distributed in British Columbia set out in item 7 of this report. Cheques should be made payable to the "British Columbia Securities Commission".

For further information and guidance on preparing and filing this report, please refer to FAQs at www.bcsc.bc.ca.

Notice - Collection and use of personal information
The personal information required under this form is collected on behalf of an used by the British Columbia Securities Commission for the purposes of administration and enforcement of the Securities Act. All of the information required under this form, except for the information contained in the schedule required under section 6, is made available to the public under the Securities Act. If you have any questions about the collection and use of information, contact the British Columbia Securities Commission, P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, B.C., V7L 1L2. Telephone 604-899-6854. Toll free in British Columbia and Alberta 1-800-373-6393.

SCHEDULE TO BC FORM 45-902F
FOR RUBICON MINERALS CORPORATION

DATED MAY 21, 2003

Full name and residential address of purchaser	Telephone number and e-mail address of Purchaser	Type of security and number purchased	Exemption relied on
Roland Quinlan PO Box 18 Birchy Bay, Newfoundland A0G 1E0	Telephone: E-mail:	12,333 Common Shares	Section 74(2)(18)
Larry Quinlan PO Box 68 Birchy Bay, Newfoundland A0G 1E0	Telephone: E-mail:	12,333 Common Shares	Section 74(2)(18)
Eddie Quinlan PO Box 68 Birchy Bay, Newfoundland A0G 1E0	Telephone: E-mail:	9,334 Common Shares	Section 74(2)(18)